APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Cactus Blossom Cantina, LLC
Income Statement - unaudited
For the periods ended 3/1/23

	Current Period 12/1/22 to 3/1/23	Prior Period 9/1/22 to 11/30/22	
REVENUES			
Sales	$ -	$ -	
Other Revenue	-	-	
TOTAL REVENUES	-	-	
COST OF GOODS SOLD			
Cost of Sales	-	-	
Supplies	-	-	
Other Direct Costs	-	-	
TOTAL COST OF GOODS SOLD	-	-	
GROSS PROFIT (LOSS)	-	-	
OPERATING EXPENSES			
Advertising and Promotion	120.00	120.00	
Bank Service Charges	-	4.00	
Business Licenses and Permits	-	-	
Computer and Internet	1,707.54	1,537.60	
Depreciation	-	-	
Dues and Subscriptions	-	-	
Insurance	-	-	
Meals and Entertainment	-	-	
Miscellaneous Expense	6,748.82	-	Appraisals & inspections
Office Supplies	-	-	
Payroll Processing	-	-	
Professional Services - Legal, Accounting	-	-	
Occupancy	-	-	
Rental Payments	-	-	
Salaries	17,750.00	4,750.00	
Payroll Taxes and Benefits	-	-	
Travel	-	-	
Utilities	-	-	
Website Development	1,333.84	536.38	
TOTAL OPERATING EXPENSES	27,660.20	6,947.98	
OPERATING PROFIT (LOSS)	(27,660.20)	(6,947.98)	
INTEREST (INCOME), EXPENSE & TAXES			
Interest (Income)	-	-	
Interest Expense	-	-	
Income Tax Expense	-	-	
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-	
NET INCOME (LOSS)	$ (27,660.20)	$ (6,947.98)	

Cactus Blossom Cantina, LLC
Balance Sheet - unaudited
For the period ended 12/31/22

	Current Period
	31-Dec-22
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

Cactus Blossom Cantina, LLC
Statement of Cash Flow - unaudited
For the period ended 3/1/23

	Current Period 12/1/22 to 3/1/23	Prior Period 9/1/22 to 11/1/22
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	-	-
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	-	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	-	-
CASH - BEGINNING	-	-
CASH - ENDING	-	-

I, Christina Marie Brogan, certify that:

1. The financial statements of Cactus Blossom Cantina, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Cactus Blossom Cantina, LLC has not been included in this Form as Cactus Blossom Cantina, LLC was formed on 09/13/2022 and has not filed a tax return to date.

Signature *Christina Marie Brogan*

Name: Christina Marie Brogan

Title: Owner/Executive Chef